SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 2 November 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

Enclosures:

Announcement of transactions of directors of the company or directors of major
subsidiaries of the company in securities of Sasol Limited dated 3 October 2005 to
21 October 2005

   1. 3 October 2005
   2. 4 October 2005
   3. 5 October 2005
   4. 21 October 2005

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities
of Sasol by a director of a major subsidiary of the Company:

Name	J A van der Westhuizen
Office held	Director of a major subsidiary
Company	Sasol Limited
Date transaction effected	29 September 2005
Option offer date	10 September 2003
Option offer price	R89,50
Exercise date	12 September 2003
Exercise price	R87,75
Selling price per share	R247,00
Number of shares	4 400
Total value	R1 086 800
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

3 October 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol ("the Company")by a director of the Company:

Name	P V Cox
Office held	Non-Executive Director
Company	Sasol Limited
Date transaction effected	3 October 2005
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	13 April 1999
Exercise price	R32,50
Number of shares	40 300
Total value	R1 309 750
Vesting periods	Share options vested upon retirement on 1 October 2005
Class of shares	Ordinary no par value
Nature of transaction	Purchase of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	P V Cox
Office held	Non-Executive Director
Company	Sasol Limited
Date transaction effected	3 October 2005
Option offer date	29 October 1999
Option offer price	R42,30
Exercise date	11 November 1999
Exercise price	R42,70
Number of shares	31 100
Total value	R1 327 970
Vesting periods	Share options vested upon retirement on 1 October 2005
Class of shares	Ordinary no par value
Nature of transaction	Purchase of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	P V Cox
Office held	Non-Executive Director
Company	Sasol Limited
Date transaction effected	3 October 2005
Option offer date	30 August 2000
Option offer price	R54,00
Exercise date	12 September 2000
Exercise price	R55,00
Number of shares	84 100
Total value	R4 625 500
Vesting periods	Share options vested upon retirement on 1 October 2005
Class of shares	Ordinary no par value
Nature of transaction	Purchase of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	P V Cox
Office held	Non-Executive Director
Company	Sasol Limited
Date transaction effected	3 October 2005
Option offer date	24 November 1997
Option offer price	R57,50
Exercise date	10 September 2001
Exercise price	R82,60
Number of shares	20 000
Total value	R1 652 000
Vesting periods	Share options vested upon retirement on 1 October 2005
Class of shares	Ordinary no par value
Nature of transaction	Purchase of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

3 October 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol ("the Company")by a director of a major subsidiary of the
Company:

Name	C F Rademan
Office held	Director of a major subsidiary
Company	Sasol Limited
Date transaction effected	3 October 2005
Option offer date	1 October 1999
Option offer price	R44,45
Exercise date	11 October 1999
Exercise price	R44,55
Selling price per share	R251,00
Number of shares	2 000
Total value	R502 000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	C F Rademan
Office held	Director of a major subsidiary
Company	Sasol Limited
Date transaction effected	3 October 2005
Option offer date	1 October 1999
Option offer price	R44,45
Exercise date	11 October 1999
Exercise price	R44,55
Selling price per share	R251,20
Number of shares	1 000
Total value	R251 200
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	C F Rademan
Office held	Director of a major subsidiary
Company	Sasol Limited
Date transaction effected	3 October 2005
Option offer date	1 October 1999
Option offer price	R44,45
Exercise date	11 October 1999
Exercise price	R44,55
Selling price per share	R250,01
Number of shares	700
Total value	R175 007
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	C F Rademan
Office held	Director of a major subsidiary
Company	Sasol Limited
Date transaction effected	3 October 2005
Option offer date	1 October 1999
Option offer price	R44,45
Exercise date	11 October 1999
Exercise price	R44,55
Selling price per share	R250,25
Number of shares	1 000
Total value	R250 250
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

4 October 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol ("the Company")by a director of a major subsidiary of the
Company:

Name	C P Buys
Office held	Director of a major subsidiary
Company	Sasol Limited
Date transaction effected	3 October 2005
Option offer date	30 August 2000
Option offer price	R54,00
Exercise date	12 September 2000
Exercise price	R55,00
Selling price per share	R250,61
Number of shares	6 400
Total value	R1 603 904
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

5 October 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol ("the Company")by a director of a major subsidiary of the
Company:

Name	J A Botha
Office held	Director of a major subsidiary
Company	Sasol Limited
Date transaction effected	5 October 2005
Option offer date	24 November 1997
Option offer price	R57,50
Exercise date	1 October 2001
Exercise price	R74,00
Selling price per share	R243,59
Number of shares	10 000
Total value	R2 435 900
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	J A Botha
Office held	Director of a major subsidiary
Company	Sasol Limited
Date transaction effected	5 October 2005
Option offer date	5 September 2001
Option offer price	R78,70
Exercise date	1 October 2001
Exercise price	R74,00
Selling price per share	R242,92
Number of shares	10 000
Total value	R2 429 200
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

5 October 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transaction in securities of Sasol by a director of the Company:

Ms V N Fakude, Executive Director of Sasol Limited was granted share
options on 19 October 2005 to purchase 121 900 Sasol ordinary shares at a
price of R219,50 per share after expiry of the option vesting periods of
2 years for one third of the shares, 4 years for the second third of the
shares and 6 years for the last third of the shares. The total
consideration payable by Ms Fakude for these shares is R26 757 050.
These share options were awarded to Ms Fakude as a consequence of her
appointment as an Executive Director of Sasol Limited with effect from 1
October 2005.

Clearance for this transaction was given in terms of paragraph 3.66.

21 October 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 November 2005

By: /s/   N L Joubert
            Name: Nereus Louis Joubert
            Title: Company Secretary